UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                                FORM 12b-25

                                               Commission File Number 1-5486
                                               Cusip Number  252790 10 0

                        NOTIFICATION OF LATE FILING
(Check One): [ ] Form 10-K     [ ] Form 20-F     [ ] Form 11-K
[X] Form 10-Q                  [ ] Form N-SAR
For Period Ended: June 30, 1997
[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
For the Transition Period Ended:
        Read instruction (on back page) before preparing form. Please print or type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                      Part I - Registrant Information
Full name of registrant:    The Diana Corporation
Former name if applicable:
Address of principal executive office (Street and number): 26025 Mureau Road
City, State and Zip Code:   Calabasas, California 91302

                     Part II - Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                           Part III - Narrative
State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Form 10-Q for the quarter ended June 30, 1997 could not be filed within the prescribed time period because the Registrant has been concentrating its efforts to complete its financial statements for the fiscal year ended March 31, 1997. The Registrant has been unable to complete its financial statements for the fiscal year ended March 31, 1997 because of the reasons stated in Form 12b-25 filed by the Company on June 30, 1997 regarding the notification of late filing of the Form 10-K.

     These reasons included a number of significant events affecting the Registrant. The Registrant has recently completed additional financing. The success of this effort will impact the financial statements and related management discussion and analysis. Additionally, the Registrant received a judgment in a lawsuit against a major customer on July 22, 1997 for $4.4 million and the right to sell 25% of the shares it held in the customer's stock at the IPO price of approximately $12.00 per share or $396,000 on August 2, 1997.

     The Registrant is also currently a defendant in several shareholder class action suits which are in the process of being consolidated. These actions and their potential impact upon the financial statements and related discussions and analysis have required additional review. The Registrant has only limited staff and other resources to deal with these numerous issues.

     As previously discussed in Form 12b-25 filed by the Company on June 30, 1997, the Registrant was uncertain whether its filings could be made within the extension period. These delays with respect to the finalization and filing of a Form 10-K have resulted in the subsequent delay in its Form 10-Q. The Registrant is diligently attempting to resolve these various issues and to prepare and file the financial statements and disclosures which will enable the filing of both the Form 10-K and Form 10-Q.

                        Part IV - Other Information
     (1) Name and telephone number of person to contact in regard to this notification
           James J. Fiedler                818             878-7711
               (Name)                  (Area code)    (Telephone number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).
                                                           [ ] Yes   [X] No

     The Form 10-K for the fiscal year ended March 31, 1997 has not been filed.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [X] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant estimates that its results of operations for the quarter ended June 30, 1997 will be materially different as compared with the results from the prior fiscal year. The Company previously announced restructuring plans to divest its non-telecommunications switching businesses and to reposition the Company in the telecom switching business through its subsidiary Sattel Communications. As a result, the Company is only reporting the results of its "core business" Sattel as continuing operations.

     As discussed in Part III of this form, the Registrant is not yet able to finalize the financial statements. The non-telecom switching businesses have either been sold ("Atlanta Provision Company"), or are being reviewed by management with respect to their disposition ("Valley Communications" and "C&L Communications"). The Company is reporting the results of these units as discontinued operations.

     On November 20, 1996, the Company's Board of Directors approved a restructuring plan to separate its central office voice and data switching equipment business ("Sattel Communications") from its other operating subsidiaries: Atlanta Provision Company ("APC"), C&L Communications ("C&L") and Valley Communications ("Valley"). The restructuring plan provided for a spin-off of the non-Sattel businesses, through a special dividend to the Company's shareholders. Consequently, the Company reported the results of operations of C&L, Valley and APC separately as discontinued operations. Subsequently, the Company received a purchase offer for a majority of the assets of APC. The sale closed on February 3, 1997. As a result of the sale of APC's assets, the Company's Board of Directors terminated the original restructuring plan for a spin-off of the non-Sattel businesses. The Company has adopted, and the Board of Directors has approved, a revised restructuring plan for the disposition of C&L and Valley. The Company anticipates the disposition of these businesses will be completed by February 1998.

                         The Diana Corporation
               (Name of registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 14, 1997        By:  /s/ James J. Fiedler
                                       Chairman and Chief Executive Officer


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                           GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.
     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the


Commission files.
     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.